UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART

Not applicable as this filing is for the fourth quarter of the fiscal year of the registered holding company.







ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate		Reporting
company                 company        Type                 Net
advancing               receiving      of                   Change
funds                   funds          transaction          in contributions

Unitil                  Unitil         Capital contribution      None
Corporation	           	Resources
                     			Inc.



ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate  Reporting
company    company     Types of   Direct    Indirect            Total
rendering  receiving   services   costs     costs     Cost of   amount
services   services    rendered   charged   charged   capital   billed

Unitil     Unitil      Energy     $8,650    $9,843       $0    $18,493
Service    Resources   Marketing
Corp.      Inc.        and
                       Consulting

	Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the fourth quarter of 1998 included regulatory, finance, accounting, marketing, energy management and administrative services.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)


Investments in Energy-related Companies:
   Total consolidated capitalization
   as of  December 31, 1998                      $153,241
   Total capitalization multiplied by 15%          22,986

   Greater of $50 million or line 2                             $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                       590

         Total current aggregate investment                    590

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                             $49,410



Investments in Gas-related Companies

	None.

ITEM 5 - OTHER INVESTMENTS



                       Other             Other              Reason for
Major line of          investment in     investment in      difference in
energy-related         last U-9C-3       this U-9C-3        other
business               report            report             investment

Energy Marketing       $10,000 *            $0                  n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000 and was made prior to the effective date of Rule 58.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements
Not applicable as this filing is for the fourth quarter of the fiscal year of the registered holding company.


B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Unitil Corporation


                                         By:    /s/  Mark H. Collin
                                                     Mark H. Collin
                                                     Treasurer

Dated:  March 26, 1999







SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Unitil Corporation


                                                By:  Mark H. Collin
                                                     Treasurer

Dated:  March 26, 1999